UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THERAPEUTICSMD, INC.

(Name of Subject Company (Issuer))

ATHENE MERGER SUB, INC.

(Offeror)

A wholly owned subsidiary of

ATHENE PARENT, INC.

(Parent of Offeror)

ATHENE FINCO, INC.

ATHENE HOLDCO, INC.

MAJORELLE TOPCO LIMITED

ATLAS FUND 2 HOLDCO L.P.

ATLAS FUND 2 HOLDCO GP LLC

EW HEALTHCARE PARTNERS FUND 2, L.P.

EW HEALTHCARE PARTNERS FUND 2-A, L.P.

EW HEALTHCARE PARTNERS FUND 2-GP, L.P.

(Other Persons)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

88338N206

(CUSIP Number of Class of Securities)

Evis Hursever

c/o EW Healthcare Partners

Berkeley Square House, Berkeley Square

London, UK W1J 6BR

+44 (0)20 7529 2500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Marshall P. Shaffer, P.C.

Tim Cruickshank, P.C.

Michael Amalfe

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Athene Parent, Inc., a Nevada corporation (“Parent”) and Athene Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Parent (“Purchaser”). Parent is an affiliate of EW Healthcare Partners. This Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of TherapeuticsMD, Inc. (“TXMD”), at a price of $10.00 per Share, net to the seller in cash without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, dated June 6, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

(a)    The name, address, and telephone number of the subject company’s principal executive offices are as follows:

TherapeuticsMD, Inc.

951 Yamato Road, Suite 220, Boca Raton, Florida, 33431 (561) 961-1900

(b)    This Schedule TO relates to the Offer by Purchaser to purchase all of the issued and outstanding Shares. According to TXMD, as of the close of business on June 2, 2022, there were 8,846,756 Shares of common stock of TXMD, issued and outstanding, (ii) 291,911 Shares issuable pursuant to outstanding restricted stock unit awards and (iii) 156,000 Shares issuable pursuant to outstanding performance stock unit awards (based on 100% of the number of Shares underlying such performance stock unit awards).

(c)    The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4. Terms of the Transaction.

(a)    The information set forth in the Offer to Purchase is incorporated herein by reference, including the following sections incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 1 (“Terms of the Offer”)

THE TENDER OFFER—Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 4 (“Withdrawal Rights”)

THE TENDER OFFER—Section 5 (“Material United States Federal Income Tax Consequences”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with TXMD”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for TXMD”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER—Section 19 (“Miscellaneous”)

Subsections (a)(1)(ix) and (xi) and (a)(2)(vi) are not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with TXMD”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for TXMD”)

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for TXMD”)

(c) (1)-(7) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with TXMD”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for TXMD”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

Item 8. Interest in Securities of the Subject Company.

(a), (b)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with TXMD”)

THE TENDER OFFER—Section 18 (“Fees and Expenses”)

Item 10. Financial Statements.

(a)    Not applicable.

(b)    Not applicable.

Item 11. Additional Information.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with TXMD”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for TXMD”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c)    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 6, 2022.

(a)(1)(B)(I)	Letter of Transmittal.

(a)(1)(B)(II)	Letter of Transmittal (pre-split holders).

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement, as published in the New York Times on June 6, 2022.

(a)(5)(A)	Joint Press Release issued by TherapeuticsMD, Inc. and EW Healthcare Partners, dated May 31, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by TherapeuticsMD, Inc. on May 31, 2022).

(a)(5)(B)	Press Release issued by EW Healthcare Partners, dated June 6, 2022.

(b)(1)	Equity Commitment Letter, dated May 27, 2022, by and between Athene Parent, Inc. and EW Healthcare Partners Fund 2, L.P.

(d)(1)	Agreement and Plan of Merger, dated May 27, 2022, by and among Athene Parent, Inc., Athene Merger Sub, Inc. and TherapeuticsMD, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by TherapeuticsMD, Inc. on May 31, 2022).

(d)(2)	Non-Disclosure Agreement between TherapeuticsMD, Inc. and Essex Woodlands Health Ventures UK Ltd, dated January 27, 2022.

(d)(3)	Exclusivity Agreement, dated May 12, 2022, by and between TherapeuticsMD, Inc. and EW Healthcare Partners.

(g)	None.

(h)	None.

107	Filing Fee Table

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATHENE MERGER SUB, INC.

By	/s/ Scott Barry
Name:	Scott Barry
Title:	Co-President
Date:	June 6, 2022

ATHENE PARENT, INC.

By	/s/ Scott Barry
Name:	Scott Barry
Title:	Co-President
Date:	June 6, 2022

ATHENE FINCO, INC.

By	/s/ Scott Barry
Name:	Scott Barry
Title:	Co-President
Date:	June 6, 2022

ATHENE HOLDO, INC

By	/s/ Scott Barry
Name:	Scott Barry
Title:	Co-President
Date:	June 6, 2022

MAJORELLE TOPCO LIMITED

By	/s/ Scott Barry
Name:	Scott Barry
Title:	Director
Date:	June 6, 2022

ATLAS FUND 2 HOLDCO L.P.

By:	ATLAS FUND its 2 HOLDCO GP LLC, General Partner

By	/s/ Petri Vainio
Name:	Petri Vainio
Title:	Director
Date:	June 6, 2022

ATLAS FUND 2 HOLDCO GP, LLC

By	/s/ Petri Vainio
Name:	Petri Vainio
Title:	Director
Date:	June 6, 2022

EW HEALTHCARE PARTNERS FUND 2, L.P.

By:	EW HEALTHCARE PARTNERS FUND 2-GP, L.P., its General Partner

By:	EW HEALTHCARE PARTNERS FUND 2-UGP, L.P., its General Partner

By	/s/ Petri Vainio
Name:	Petri Vainio
Title:	General Partner
Date:	June 6, 2022

EW HEALTHCARE PARTNERS FUND 2-A, L.P.

By:	EW HEALTHCARE PARTNERS FUND 2-GP, L.P.

By:	EW HEALTHCARE PARTNERS FUND 2-UGP, L.P., its General Partner

By	/s/ Petri Vainio
Name:	Petri Vainio
Title:	General Partner
Date:	June 6, 2022

EW HEALTHCARE PARTNERS FUND 2-GP, L.P.

By:	EW HEALTHCARE PARTNERS FUND 2-UGP, L.P., its General Partner

By	/s/ Petri Vainio
Name:	Petri Vainio
Title:	General Partner
Date:	June 6, 2022

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 6, 2022.

(a)(1)(B)(I)	Letter of Transmittal.

(a)(1)(B)(II)	Letter of Transmittal (pre-split holders).

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement, as published in the New York Times on June 6, 2022.

(a)(5)(A)	Joint Press Release issued by TherapeuticsMD, Inc. and EW Healthcare Partners, dated May 31, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by TherapeuticsMD, Inc. on May 31, 2022).

(a)(5)(B)	Press Release issued by EW Healthcare Partners, dated June 6, 2022.

(b)(1)	Equity Commitment Letter, dated May 27, 2022, by and between Athene Parent, Inc. and EW Healthcare Partners Fund 2, L.P.

(d)(1)	Agreement and Plan of Merger, dated May 27, 2022, by and among Athene Parent, Inc., Athene Merger Sub, Inc. and TherapeuticsMD, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by TherapeuticsMD, Inc. on May 31, 2022).

(d)(2)	Non-Disclosure Agreement between TherapeuticsMD, Inc. and Essex Woodlands Health Ventures UK Ltd, dated January 27, 2022.

(d)(3)	Exclusivity Agreement, dated May 12, 2022, by and between TherapeuticsMD, Inc. and EW Healthcare Partners.

(g)	None.

(h)	None.

107	Filing Fee Table

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